

November 5, 2013

<u>Via E-mail</u>
William R. Mills
Chief Financial Officer
Tops Holding II Corporation
P.O. Box 1027
Buffalo, NY 14240-1027

Re: Tops Holding II Corporation
Pre-effective Amendment No. 1 to Registration Statement on Form S-4
Filed October 15, 2013
File No. 333-191029

Dear Mr. Mills:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment one in our letter dated October 4, 2013. It does not appear that you filed a supplemental letter with respect to the Exchange Notes due 2017. Please file the letter or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Recent Events Affecting Our Results of Operations and the Comparability of Reported Results of Operations, page 40

2. We note your response to comment eight in our letter dated October 4, 2013. With a view to understanding the comparability of your Reported Results of Operations, here or in an appropriate place in your prospectus, please revise to disclose whether you anticipate paying any additional dividends in the future. In this regard, we note the restrictions upon dividends payments you have disclosed elsewhere.

Executive Officers and Directors, page 61

3. We note your response to comment 15 in our letter dated October 4, 2013. However, we also note your disclosure on page 74 that "MSPE is permitted to designate all of the members of the Board of Directors of Tops Holding LLC" and that Messrs. Mathews, Fry, and Kanter are employed by MSPE. Please advise or describe briefly any arrangement or understanding between any of your directors and any other person(s) (naming such person(s)) pursuant to which he or she was selected as a director. Refer to Item 19(a)(7)(i) of Form S-4 and Item 401(a) of Regulation S-K.

Description of the Exchange Notes due 2017, page 86

4. We note your response to comment 21 in our letter dated October 4, 2013. As proposed in your response, please file in a pre-effective amendment your supplemental indenture to the Indenture to expressly eliminate the ability to release the guarantee of Tops Holding II Corporation in the circumstances described in Section 13.06(4) of the Indenture.

Supplemental Letter dated October 15, 2013

5. Please revise your letter to confirm that you will make each person participating in the exchange offer aware that any person who uses the exchange offer to participate in a distribution of the exchange notes cannot rely on the Commission's position in the no-action letters referenced in your supplemental letter or similar interpretive and no action letters.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Michael Benjamin
        Shearman & Sterling LLP